Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended June 30,
	Basic		Diluted (a)
	2013	2012	2013	2012
Average number of common shares outstanding	58,523	62,536	58,523	62,536
Average common shares due to assumed conversion of stock options	—	—	—	365
Total shares	58,523	62,536	58,523	62,901

Income (loss) from continuing operations	$(5,195)	$12,943	$(5,195)	$12,943
Income (loss) from discontinued operations, net of income taxes	88	(985)	88	(985)
Net income (loss)	$(5,107)	$11,958	$(5,107)	$11,958

Per share data:
Income (loss) from continuing operations	$(0.09)	$0.21	$(0.09)	$0.21
Income (loss) from discontinued operations, net of income taxes	—	(0.02)	—	(0.02)
Net income (loss) per share	$(0.09)	$0.19	$(0.09)	$0.19

	For the six months ended June 30,
	Basic		Diluted (a)
	2013	2012	2013	2012
Average number of common shares outstanding	58,431	62,365	58,431	62,365
Average common shares due to assumed conversion of stock options	—	—	—	374
Total shares	58,431	62,365	58,431	62,739

Income (loss) from continuing operations	$(90,541)	$12,617	$(90,541)	$12,617
Income (loss) from discontinued operations, net of income taxes	43	(1,668)	43	(1,668)
Net income (loss)	$(90,498)	$10,949	$(90,498)	$10,949

Per share data:
Income (loss) from continuing operations	$(1.55)	$0.20	$(1.55)	$0.20
Income (loss) from discontinued operations, net of income taxes	—	(0.03)	—	(0.03)
Net income (loss) per share	$(1.55)	$0.17	$(1.55)	$0.17

(a)    When the computed diluted values are antidilutive, the basic per share values are presented on the face of the unaudited Condensed Consolidated Statements of Operations.